                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Lennar Corporation
              -----------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.10 per share
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    5260571004
              -----------------------------------------------------
                                 (CUSIP NUMBER)

                               Chester P. Sadowski
         Senior Vice President - Controller and Chief Accounting Officer
                              U.S. Home Corporation
                                 10707 Clay Road
                              Houston, Texas 77041
                                 (713) 877-2311
              -----------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With a copy to:
                             Stephen C. Koval, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022

                                February 16, 2000
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), (f) OR (g), CHECK THE FOLLOWING BOX / / .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page 1 of 9)

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CUSIP NO. 526057104               SCHEDULE 13D                 PAGE 2 OF 9 PAGES



1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 U.S. Home Corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) / /
                                                                         (b) / /
3       SEC USE ONLY

4       SOURCE OF FUNDS *
             OO

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

       NUMBER OF         7       SOLE VOTING POWER
         SHARES                  - 0 -
      BENEFICIALLY
        OWNED BY         8       SHARED VOTING POWER
          EACH                   9,892,755
       REPORTING
      PERSON WITH        9       SOLE DISPOSITIVE POWER
                                 - 0 -

                         10      SHARED DISPOSITIVE POWER
                                 - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             9,892,755 - See Item 5
        (Not to be construed as an admission of beneficial ownership)

12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                     / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             20.3% - See Item 5

14      TYPE OF REPORTING PERSON *
             CO

                               * SEE INSTRUCTIONS

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $0.10 per share ("Common Stock"), of Lennar Corporation, a Delaware corporation (the "Issuer"). Each share of Class B Common Stock of the Issuer, par value $0.10 per share ("Class B Common Stock"), is convertible into one share of Common Stock. The address of the Issuer's principal executive offices is 700 Northwest 107th Avenue, Miami, Florida 33172.

Item 2.  Identity and Background.

         This statement is being filed by U.S. Home Corporation, a Delaware corporation ("U.S. Home" or the "Reporting Person"). U.S. Home is principally engaged in the construction and sale of single-family homes. The address of U.S. Home's principal business and principal offices is 10707 Clay Road, Houston, Texas 77041.

         The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule I hereto and are incorporated herein by reference.

         During the last five years, neither the Reporting Person, nor, to the Reporting Person's knowledge, any of the persons listed on Schedule I hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As more fully described in Item 4 hereof, on February 16, 2000, U.S. Home entered into a Voting Agreement (the "Voting Agreement") with LMM Family Partnership, L.P., a Delaware limited partnership, Leonard Miller and Stuart Miller (collectively, the "Miller Entities") which are the beneficial owners of an aggregate of 73,894 shares of Common Stock (representing approximately 0.2% of the Common Stock outstanding) and 9,818,861 shares of Class B Common Stock (representing 99.7% of the Class B Common Stock outstanding). The Miller Entities entered into the Voting Agreement to induce U.S. Home to enter into the Merger Agreement (as defined below) and related agreements, and no separate consideration in cash or property was paid by U.S. Home to the Miller Entities in consideration of the Voting Agreement.

Item 4.  Purpose of Transaction.

         On February 16, 2000, U.S. Home entered into a Plan and Agreement of Merger (the "Merger Agreement") with the Issuer and LEN Acquisition Corporation, a wholly-owned subsidiary of the Issuer ("Acquisition"), pursuant to which U.S. Home will merge into Acquisition (the "Merger"), with the result that the surviving corporation will be a wholly-owned subsidiary of Issuer and will be renamed U.S. Home Corporation. Pursuant to the Merger, stockholders of U.S. Home will receive $36.00 for each share of U.S. Home common stock, comprised of $18.00 in cash and $18.00 in shares of Common Stock (with the stock portion, and therefore the total, subject to adjustment if the price of Common Stock varies within certain specified limits). U.S. Home stockholders will have the right to elect to receive all of the merger consideration in either cash or stock, subject to prorations that would permit up to 55% of the total value of the merger consideration to be cash.

         Consummation of the Merger is subject to, among other things, the approval of the Issuer's and U.S. Home's stockholders, and to the condition that Robert Strudler, Isaac Heimbinder (U.S. Home's current Co-Chief Executive Officers) and two other members of the Board of Directors of U.S. Home designated by U.S. Home (collectively, the "U.S. Home Nominees") shall have been elected to the Board of Directors of the Issuer, effective immediately after the effective date of the Merger (the "Effective Time"). One of the aforementioned directors is to be in the class the term of which expires at the Issuer's 2001 Annual Meeting of Stockholders, one is to be in the class the term of which expires at the Issuer's 2002 Annual Meeting of Stockholders and two are to be in the class the term of which expires at the Issuer's 2003 Annual Meeting of Stockholders. The persons in each class will be selected by U.S. Home. The transaction is also subject to any required regulatory approvals and to other customary closing conditions.

         Pursuant to the Merger Agreement, from February 16, 2000 through the Effective Time, the Issuer may not, among other things, declare or pay any dividends (other than regularly quarterly dividends at the rate prevailing prior to February 16, 2000) or make any other distributions or repayments of debt to its stockholders (other than payments by subsidiaries of the Issuer to the Issuer or to other wholly-owned subsidiaries of the Issuer).

         In connection with the Merger, U.S. Home entered into the Voting Agreement, pursuant to which the Miller Entities have, among other things, (i) agreed to vote all of their shares of Common Stock and Class B Common Stock (representing approximately 71.6% of the outstanding voting power with respect to the Issuer;(1) the "Miller Shares") in favor of the Merger and against transactions or changes which would have the effect of impeding, frustrating, preventing or nullifying the Merger, the Merger Agreement or any of the transactions contemplated thereby, (ii) agreed to vote the Miller Shares and to use their best efforts to cause (a) an increase in the size of the Issuer's Board

----------
(1) Each share of Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share.

of Directors by four members (the "Increase") and (b) the election of the U.S. Home Nominees to the Issuer's Board of Directors to fill the vacancies on the Issuer's Board of Directors created by the Increase, (iii) agreed not to sell or transfer any of the Miller Shares prior to the Effective Time or termination of the Voting Agreement and (iv) agreed to refrain from purchasing shares of common stock of U.S. Home, par value $.01 per share ("U.S. Home Common Stock"), if such purchases would cause the Miller Entities, the Issuer and the Issuer's affiliates to own in the aggregate greater than 5% of the U.S. Home Common Stock which is then outstanding.

         The covenants and agreements contained in the Voting Agreement terminate in the event that the Merger Agreement is terminated in accordance with its terms. Certain covenants and agreements contained in the Voting Agreement will survive the Merger and inure to the benefit of the U.S. Home Nominees.

         The preceding summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1 and 2 hereto, and which are incorporated herein by reference.

         Other than as described above, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I hereto, has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         As of February 16, 2000, the Reporting Person did not own any shares of Common Stock. However, the Reporting Person may be deemed to beneficially own (within the meaning of the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) the 9,892,755 shares of Common Stock that are the subject of the Voting Agreement, which constitute in the aggregate approximately 20.3% of the outstanding shares of Common Stock. Such 9,892,755 shares of Common Stock include (i) 73,894 shares of Common Stock and (ii) 9,818,861 shares of Common Stock issuable upon conversion of shares of Class B Common Stock, and represent approximately 71.6% of the voting power with respect to the Issuer.

         Neither the Reporting Person, and, to the knowledge of the Reporting Person, no person listed on Schedule I hereto beneficially owns any shares of Common Stock other than as set forth herein. The Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock that are the subject of the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Common Stock that are the subject of the Voting Agreement for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose.

         The Reporting Person shares the power to vote the shares of Common Stock that are the subject of the Voting Agreement.

         Except as described in Item 4 hereof, no transactions in the Common Stock were effected by the Reporting Person, or, to the best knowledge of the Reporting Person, by any persons listed on Schedule I hereto, during the 60-day period preceding the date hereof.

         The Reporting Person does not have a right to receive dividends in respect of, or the proceeds from the sale of, the Miller Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or pledges or contingencies the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

         1. Plan and Agreement of Merger, dated as of February 16, 2000, among U.S. Home Corporation, Lennar Corporation and LEN Acquisition Corporation. Incorporated by reference to Exhibit 99.1 to U.S. Home Corporation's Current Report on Form 8-K dated February 28, 2000.

         2. Voting Agreement, dated as of February 16, 2000, among LMM Family Partnership, L.P., Leonard Miller, Stuart Miller and U.S. Home Corporation. Incorporated by reference to Exhibit 99.1 to U.S. Home Corporation's Current Report on Form 8-K dated February 28, 2000.
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                                                                     Page 7 of 9


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   February 28, 2000




                            U.S. HOME CORPORATION


                            By: /s/  Chester P. Sadowski
                                -----------------------------------------
                                Name:  Chester P. Sadowski
                                Title: Senior Vice President - Controller
                                       and Chief Accounting Officer
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                                                                     Page 8 of 9


                                                                      SCHEDULE I

           Executive Officers and Directors of U.S. Home Corporation

         The names of the directors and the names and the titles of the executive officers of U.S. Home Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of U.S. Home Corporation - 10707 Clay Road, Houston, Texas 77041. Unless otherwise indicated, each position set forth opposite an individual's name below is with U.S. Home Corporation and each individual is a citizen of the United States.

                           PRESENT PRINCIPAL
NAME, BUSINESS ADDRESS     OCCUPATION OR EMPLOYMENT

Robert J. Strudler*        Chairman of the Board and Co-Chief Executive Officer

Glen Adams*                Private investor

Steven L. Gerard*          Chairman and Chief Executive Officer of Great Point
                           Capital, Inc., an investment concern

Kenneth J. Hanau, Jr.*     Chairman of K&H Corrugated Case Corporation, a
                           manufacturer of corrugated packaging materials

Isaac Heimbinder*          President, Co-Chief Executive Officer and Chief
                           Operating Officer

Malcolm T. Hopkins*        Private investor

Charles A. McKee*          Retired

George A. Poole, Jr.*      Private investor

Herve Ripault*             Associate of Optigestiom S.A., a French fund
                           management company; Mr. Ripault is a citizen of France

James W. Sight*            Private investor

Gary L. Frueh              Senior Vice President - Tax and Audit

                           PRESENT PRINCIPAL
NAME, BUSINESS ADDRESS     OCCUPATION OR EMPLOYMENT
----------------------     ------------------------

Craig M. Johnson           Senior Vice President - Community Development

Chester P. Sadowski        Senior Vice President - Controller and Chief
                           Accounting Officer

Frank E. Matthews, II      Vice President - Human Resources

Thomas A. Napoli           Vice President - Corporate Finance and Treasurer

Richard G. Slaughter       Vice President - Planning and Secretary

Kelly F. Somoza            Vice President - Investor Relations

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*  Director